AB
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08026402

SEC... MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50997

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chittenden Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Burlington Square
(No. and Street)

Burlington (City) VT (State) 05401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Heather Lyon (802) 660-2157
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berry, Dunn, McNeil & Parker
(Name – *if individual, state last, first, middle name*)

100 Middle Street (Address) Portland (City) (State) 04104 (Zip Code)

PROCESSED
MAR 1 2 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 27 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Heather Lyon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chittenden Securities, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Financial Operations Principal
Signature

[signature] President, FinOp
Title

[signature]
Notary Public CM 2/10/11

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flow.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHITTENDEN SECURITIES, LLC

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the

Securities and Exchange Commission

December 31, 2007

With Independent Auditors' Report

BERRY.DUNN.MCNEIL & PARKER

CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

BERRY.DUNN.MCNEIL & PARKER

B D M P

CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Chittenden Securities, LLC

We have audited the accompanying statement of financial condition of Chittenden Securities, LLC (the "Company") as of December 31, 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Chittenden Securities, LLC at December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As disclosed in Note 5, management expects Chittenden Securities, LLC will be merged into People's Securities, Inc. due to the merger of Chittenden Corporation into People's United Financial, Inc.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berry, Dunn, McNeil & Parker

Portland, Maine
February 19, 2008
Vermont Registration No. 92-0000278

CHITTENDEN SECURITIES, LLC

Statement of Financial Condition

December 31, 2007

ASSETS

Cash and cash equivalents	$ 1,133,357
Deposit with clearing broker-dealer (restricted cash)	50,000
Investments	14,847
Commissions receivable from clearing broker-dealer	129,297
Miscellaneous receivables	13,715
Prepaid expenses	29,927
Total assets	$ 1,371,143

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accrued payroll and other liabilities	$ 35,667
Payable to Parent	291,891
Total liabilities	327,558
Commitments and contingencies (Notes 2 and 4)	
Stockholder's equity	
Common stock, $1.00 par value; authorized - 100 shares, issued and outstanding - 1 share	1
Additional paid-in capital	2,225,999
Accumulated deficit	(1,182,415)
Total stockholder's equity	1,043,585
Total liabilities and stockholder's equity	$ 1,371,143

The accompanying notes are an integral part of these financial statements.

CHITTENDEN SECURITIES, LLC

Statement of Operations

Year Ended December 31, 2007

Revenues	
Commissions	$ 2,403,633
Interest and dividend income	62,998
Miscellaneous income	68,307
Total revenues	2,534,938
Expenses	
Management fee	1,879,765
Salaries and related expenses	411,796
General office operating expenses	51,859
Dues and memberships	3,178
Education and training	6,909
Clearing	165,796
Registration fees	47,365
Travel	11,584
Legal and professional	15,229
Other expenses, net	67,854
Total expenses	2,661,335
Loss before income tax benefit	(126,397)
Income tax benefit	45,091
Net loss	$ (81,306)

The accompanying notes are an integral part of these financial statements.

CHITTENDEN SECURITIES, LLC

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2007

	Common Stock		Additional		Total
	Shares Issued	Amount	Paid-in Capital	Accumulated Deficit	Stockholder's Equity
Balance at January 1, 2006	1	$ 1	$ 2,225,999	$ (1,101,109)	$ 1,124,891
Net loss	-	-	-	(81,306)	(81,306)
Balance at December 31, 2007	1	$ 1	$ 2,225,999	$ (1,182,415)	$ 1,043,585

The accompanying notes are an integral part of these financial statements.

CHITTENDEN SECURITIES, LLC

Statement of Cash Flows

Year Ended December 31, 2007

Cash flows from operating activities	
Net loss	$ (81,306)
Adjustments to reconcile net loss to net cash used by operating activities	
(Increase) decrease in	
Investments	(5,610)
Commissions receivable from clearing broker-dealer	13,060
Prepaid expenses	(3,099)
Miscellaneous receivables	(12,446)
Increase in	
Accrued payroll and other liabilities	3,209
Payable to Parent	51,257
Net cash used by operating activities	(34,935)
Net decrease in cash and cash equivalents	(34,935)
Cash and cash equivalents, beginning of year	1,168,292
Cash and cash equivalents, end of year	$ 1,133,357

The accompanying notes are an integral part of these financial statements.

Nature of Operations

Chittenden Securities, LLC (the "Company") is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Vermont Corporation and is a wholly-owned subsidiary of Chittenden Trust Company (the "Parent"). The Company provides brokerage services consisting of purchases and sales of mutual funds, equity securities, debt securities, and annuities.

1. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Recognition of Revenue

Revenue is recorded during the period in which services are performed. Commission income and expenses related to customer security transactions are recognized on a trade-date basis.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions Receivable

Commissions receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to current earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. There were no accounts requiring a valuation allowance at December 31, 2007.

Investments

Investments owned by the Company are carried at market value. The difference between cost and market value is included in income.

Clearing Expenses

The Company uses National Financial Services as its clearing broker. Clearing fees are recorded on an accrual basis.

Statement of Cash Flows

For the purposes of the statement of cash flows, the Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business.

Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by the Parent. Federal and state income taxes are calculated as if the Company filed on a separate return basis and the amount of income tax expense or benefit is either remitted to or received from the Parent.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2007, the Company had net capital of $705,469, which was $455,469 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.46 to 1.

The Company is subject to the reserve requirements of SEC Rule 15c3-3. From time-to-time, the Company does not promptly remit customer funds to its clearing broker-dealer. As of December 31, 2007, the Company did not hold such funds, and thus was not required to provide a reserve.

3. Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by its Parent. Federal and state income taxes are calculated as if the Company filed on a separate return basis. There are no material deferred taxes. The current income tax benefit included in the accompanying statement of operations, as determined in accordance with Financial Accounting Standards Board Statement No. 109, *Accounting for Income Taxes*, is as follows:

Federal	$ 42,144
State	2,947
	$ 45,091

4. Related Party Transactions

The Parent provides the Company with office facilities and equipment and performs various general and administrative services and incurs other expenses on behalf of the Company. In return for these services, the Parent charges a management fee to the Company. Total management fee expense for 2007 was $1,879,765 and is included in the accompanying statement of operations.

5. Commitments and Contingent Liabilities

The Company clears all of its securities transactions through a clearing broker on a fully-disclosed basis. Pursuant to the terms of the clearing agreement, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligation. It is the Company's operating policy that counterparties maintain adequate account balances prior to the execution of security transactions. During 2007, the Company did not incur such charges.

6. Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, investments, receivables and payables. The carrying values of all financial instruments approximate their fair values.

7. Subsequent Event

Effective January 1, 2008, Chittenden Corporation, the parent company of Chittenden Trust Company merged into People's United Financial, Inc. It is anticipated that Chittenden Securities, LLC will be merged into People's Securities, Inc., a wholly-owned subsidiary of People's United Financial, Inc., during the first quarter of 2009.

CHITTENDEN SECURITIES, LLC

Computation of Net Capital under SEC Rule 15c3-1

December 31, 2007

Total stockholder's equity	$ 1,043,585
Deductions	
Nonallowable assets	
Prepaid expenses, miscellaneous receivables and other assets	43,642
Haircuts on securities	
Investment securities 2% reserve	22,247
Investment securities 15% reserve	2,227
Ownership equity not allowable	
Deductible on insurance bond	270,000
Net capital	$ 705,469
Aggregate indebtedness	
Accrued payroll and other liabilities	$ 35,667
Payable to Parent	291,891
Aggregate indebtedness	$ 327,558
Computation of basic net capital requirement	
Minimum net capital required - minimum dollar requirement equal to the greater of $250,000 or 6.66% of aggregate indebtedness	$ 250,000
Net capital in excess of requirement	$ 455,469
Ratio of aggregate indebtedness to net capital	0.46-to-1

The computation of net capital above does not materially differ from that reported by the Company in Part II of the FOCUS Report on Form X-17A at December 31, 2007.

CHITTENDEN SECURITIES, LLC

Computation for Determination of Reserve Requirements for Broker-Dealers under SEC Rule 15c3-3

December 31, 2007

Credit balances	
Total credit balances in Company's customer accounts to be remitted to clearing broker-dealer	$ -
Total credit items	$ -
Debit balances	
Debit items	$ -
Total debit items	$ -
Reserve computation	
Excess of total credits over total debits	$ -
Required reserve percentage	105%
Required deposit	$ -

The computation for determination of reserve requirements above does not materially differ from that reported by the Company in Part II of the FOCUS Report on Form X-17A at December 31, 2007.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder
Chittenden Securities, LLC

In planning and performing our audit of the financial statements of Chittenden Securities, LLC (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to above. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to above, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed above.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berry, Dunn, McNeil & Parker

Portland, Maine
February 19, 2008

END